EXHIBIT 99.10

Consent of Mark K. Jorgensen

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Property Expansion and Exploration Update” with an effective date November 1, 2024, and prepared for the Company in accordance with National Instrument 43-101, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2024 of New Found Gold Corp.

Dated this March 20, 2025

/s/ Mark K. Jorgensen

Mark K. Jorgensen, B.Sc., QP Metallurgy

Principal Engineer

Jorgensen Engineering and Technical Services, LLC